UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated January 31, 2017, providing an update on the Company's debt restructuring.

Attached hereto as Exhibit 99.2 is a copy of the Company's presentation, dated December 9, 2016, to certain of its bondholders.

Attached hereto as Exhibit 99.3 is a copy of an informal restructuring proposal, dated December 15, 2016, to the Company by certain of its bondholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2017	SEADRILL LIMITED (Registrant) By: /s/ Georgina Sousa Georgina Sousa Secretary

EXHIBIT 99.1
SDRL – Restructuring update
Hamilton, Bermuda, January 31, 2017 - Seadrill Limited ("SDRL" or "the Company") has filed a 6K today detailing the status of negotiations with its secured lending banks, unsecured bondholders, and potential new money investors. Over the past year we have had substantial dialogue with our secured lenders to amend and extend c.USD8 billion in first lien secured debt. During the second half of last year, we began to engage with potential new money investors, including Hemen Holdings Ltd. In December 2016, we formally engaged with an ad hoc committee of bondholders, and agreed that by January 31 2017 we would release through a 6k filing agreed material non-public information disclosed to the ad hoc committee of bondholders, including the Company's latest restructuring proposal and the last proposal that the Company has received from the ad hoc committee. Those materials are attached as exhibits to this release. Members of the bondholder ad hoc committee have indicated they will consider re-restricting at a future point to again try to work towards an agreement.
The key goals of the Company's restructuring continue to be building a bridge to a recovery and achieving a sustainable capital structure. Based on these considerations, the Company proposed that this be achieved by:
1.	Extending bank maturities to mature in the period from 2021 to 2023, reducing fixed amortization and amending financial covenants;
2.	Extending the maturity of unsecured claims to mature in the period from 2025 to 2028; and
3.	Raising at least $1.0 billion in new capital.
Discussions with the banks, potential new money investors, the ad hoc committee of bondholders, and Hemen Holdings Ltd are continuing. The Company is targeting reaching an agreement on a consensual, comprehensive restructuring prior to the maturity of the West Eminence facility on April 30, 2017. Assuming we achieve this target, we expect the implementation of an agreement to occur during the second quarter of 2017. We are also actively preparing various contingency plans in the event we do not reach a consensual agreement. While discussions with the banks, potential new money investors, the advisors to the ad hoc committee of bondholders and Hemen Holdings Ltd are continuing, the Company has not yet reached an agreement amongst all counterparties. We expect that any comprehensive agreement that would be based on raising significant new capital is likely to result in significant dilution to current shareholders and potential losses for other financial stakeholders.
Per Wullf, CEO and President of Seadrill Management Ltd. comments: "These negotiations have proved to be more complex than we had originally anticipated. Nevertheless, key stakeholders have demonstrated a clear desire to be part of a solution and with the right structure and terms we believe there is significant capital available to us. Seadrill is a great company with excellent people, assets and customers and we look forward to concluding a transaction that ensures Seadrill continues to be well positioned for the eventual recovery in the industry."

FORWARD LOOKING STATEMENTS
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

Seadrill

Seadrill Limited Presentation to Bondholders

Strictly private & confidential

Subject to the disclosures, assumptions and qualifications set out in this presentation including, without limitation, the "Important Disclosures" set forth on page 2

09 December 2016

Disclaimer

Seadrill

We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence in accordance with the terms of the applicable non-disclosure agreement ("NDA") between (1) Seadrill Limited and you dated 09 December 2016, (2) Seadrill Limited and Moelis & Company LLC dated 28 September 2016, and (3) Seadrill Limited and Akin Gump Strauss Hauer & Feld LLP dated 29 September 2016 and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except in accordance with an applicable NDA. If you are not the intended recipient of this document, please delete and destroy all copies immediately. This document is protected by rule 408 of the Federal Rules of Evidence and any other applicable statutes or doctrines protecting the use of disclosure of confidential settlement discussions.

The information contained herein includes certain statements, estimates and projections with respect to our anticipated future performance and anticipated industry trends. Such statements, estimates and projections reflect various assumptions concerning anticipated results and industry trends, which assumptions may or may not prove to be correct. Actual results and trends may vary materially and adversely from the projections contained herein. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document or as at the date stated in respect of that information and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.

This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Seadrill Limited or any of its affiliates.

Neither you nor your directors, officers, employees, agents and affiliates may use the information contained in this document in any manner whatsoever, in whole or in part, other than in connection with evaluating the proposal contained herein. This document may contain material non-public information concerning Seadrill Limited and/or its affiliates and/or Seadrill Limited's and/or its affiliates' securities. You and your directors, officers, employees, agents and affiliates must only use such information in accordance with your compliance policies and procedures, contractual obligations and applicable laws and regulations. Some or all of the information contained herein is or may be price sensitive information and the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing. You and your directors, officers, employees, agents and affiliates must not use any such information for any unlawful purpose.

Strictly private & confidential

2

Table of Contents

Seadrill

		Page
1.	Business Plan	4
2.	Recapitalisation Plan Overview	11
3.	Group Structure Before and After Recapitalisation	21
4.	Timeline and Next Steps	24
5.	Appendix	27

Strictly private & confidential 3

Basis of Preparation

Seadrill

- Our five-year forecast (the “Business Plan”) is the foundation of the Recapitalisation Plan
- To assist us in preparing the Business Plan, we commissioned various reports from third parties on the offshore drilling market to validate our dayrate and utilisation assumptions
- Rig day rate and utilisation assumptions are the cornerstone of the Business Plan
  - Near-term, the forecast uses current contracts, adjusted for potential amendments based on recent customer discussions
  - Long term we use a portfolio approach for forecasting purposes with blended common rollover assumptions for dayrates, utilisation and opex levels for drillships, BE jack-ups and HE jack-ups

Strictly private & confidential

5

Dayrate and Utilisation

- The Business Plan projections are developed on the following dayrate and utilisation assumptions
- The dayrate assumptions are utilised after existing contracts roll-off, and are equivalent within rig type and entity-to-entity
- Based on third-party reports on the offshore drilling market

Floaters

($ k/d)
(%)
500
400
300
200
100
0
100
80
60
40
20
0
180
268
363
420
55
77
87
89
2017
2018
2019
2020
Dayrates ($ k/d)
Total Utilisation (%)

BE Jackups

($ k/d)
(%)
120
100
80
60
40
20
0
100
80
60
40
20
0
84
95
99
112
58
84
88
90
2017
2018
2019
2020
Dayrates ($ k/d)
Total Utilisation (%)

HE Jackups

($ k/d)
(%)
250
200
150
100
50
0
100
80
60
40
20
0
133
141
175
215
55
56
77
88
2017
2018
2019
2020
Dayrates ($ k/d)
Total Utilisation (%)

Strictly private & confidential

6

Opex

Seadrill

- Operating costs of contracted rigs assumed to increase at a rate of 3% p.a.

- Rigs rollover operating cost including G&A assumption for:

  1) Floaters (1)

     - 2017 = $145k/d
     - 2018: +4% = $150k/d
     - 2019: +4% = $155k/d
     - 2020: +8% = $166k/d

  2) HE Jackups (1)

     - 2017-2020:= $150k/d

  2) BE Jackups (1)

     - 2017-2020 = $70k/d

  4) Idle rigs (2)

     - 2017-2020 = $10k/d

1. All daily opex numbers (other than idle rigs) include $20k/d of G&A
2. Excludes G&A costs

Strictly private & confidential

7

Other Business Plan Assumptions

Seadrill

Assumptions	Details
Non-Working Fleet Assumption	▪ Cold stacked (floaters and jack-ups both at $10k / day) with no long-term maintenance or capital expenditures
Reactivation Fees	▪ Estimated reactivation fees of $30mm for floaters and $10mm for jack-ups
Working Capital Reserve	▪ $50mm working capital increase in Q4 2016
Seamex Cash Call	▪ $25mm drawn under intercompany RCF granted to Seamex in Q4 2016
SDLP Distributions to Seadrill Limited	▪ $10mm distributions per quarter from Q4 2016 onwards ▪ $41mm receivables monetised in Q4 2016

Strictly private & confidential 8

Financing Case – Key Metrics

Seadrill

Unlevered Free Cash Flow

($mm)
1,500
1,000
500
0
1,268
594
196
680
959
2016
2017
2018
2019
2020

Revenue

($mm)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,820
1,751
2,044
2,721
3,049
2016
2017
2018
2019
2020

Cash EBITDA [1]

($mm)
2,000
1,500
1,000
500
0
1,567
723
758
1,282
1,569
2016
2017
2018
2019
2020

1. Excludes mobilisation fees (non-cash item) and reimbursables (which cannot be forecasted)

Strictly private & confidential

9

Financing Case – Operating Cash Flow Overview

Seadrill

Summary Consolidated Operating Cash Flows

($ in millions)	2016	2017	2018	2019	2020
Contracted Revenues [1]	$2,820	$1,519	$722	$357	$13
Assumed Revenues	-	232	1,322	2,364	3,036
Operating Expenditures	(1,033)	(809)	(1,066)	(1,219)	(1,260)
G&A Expenses	(220)	(220)	(220)	(220)	(220)
Cash EBITDA	**$1,567**	**$723**	**$758**	**$1,282**	**$1,569**
Working Capital	18	127	(69)	(91)	(90)
Capex	(54)	(25)	(35)	(41)	(41)
Long-Term Maintenance Capex	(115)	(128)	(252)	(243)	(304)
Spare Parts Capex	(5)	(9)	-	-	-
Reactivation Costs	-	-	(90)	(70)	-
Tax Expense	(143)	(94)	(116)	(156)	(176)
Unlevered Free Cash Flow	**$1,268**	**$594**	**$196**	**$680**	**$959**

Note: Financials include consolidated entities NADL, Sevan and AOD
1. Includes certain blend and extend contract assumptions

Strictly private & confidential

10

Recapitalisation Plan Overview

Strictly private & confidential 11

Current Group Structure and Liabilities

Seadrill

Consolidated Entities
Legend
Parent
Equity Interests
Subsidiaries
Consolidated Entities
Seadrill Limited
Secured Debt: $6.7bn
(o/w at Seadrill Limited: $4.4bn)
Unsecured bonds:$2.3bn
(o/w at Seadrill Limited: $1.7bn)
Guarantees and Contingent Liabilities
• NADL: $1.1bn bank debt, $171mm NOK bond
• Sevan: $1.0bn
• AOD:$246mm
• SFL lease obligation: $908mm
• SDLP: $640mm (5)
• Derivative Contracts MtM: $408mm (6)
• Archer: $305mm
• Seabras Sapura: $847mm
• Newbuilds: $1,896mm delivery payments with recourse to Seadrill Limited(7)
As at Q3 2016, the Group had c. $1,370mm of cash(8)
Non-Consolidated Entities
39.9%
Archer
Sec. Debt: $0.7bn
50.0%
Seabras Sapura
Other Non-Consolidated Entities
46.6%
Seadrill Partners LLC
Sec. Debt (Seadrill Limited gtd.): $640mm (5)
Sec. Debt (non-Seadrill Limited gtd.): $3.1bn
50.0%(2)
SeaMex Ltd
50.1%(1)
Sevan Drilling Ltd.
Secured Debt: $1.0bn
70.4%(1)(3)
North Atlantic Drilling, Ltd.
Secured Debt: $1.1bn
Uns. Bonds (Seadrill Ltd-guaranteed): NOK1,500mm ($171mm)
Uns. Bonds (not guaranteed): $413mm (not inclusive of $187mm owned by Seadrill Limited)
66.2%(4)
Asia Offshore Drilling
Secured Debt: $246mm

Source Company Q3 2016 filings

Note: Seadrill Partners is accounted through the equity method
1. Remaining ownership held by public shareholders
2. Joint-venture partner is an investment fund managed by Fintech Advisory Inc.
3. Ship Finance rigs are already included in rig counts (two at Seadrill, one at NADL)
4. Other major shareholder is Mermaid Maritime Public Company Limited
5. Excludes the $440mm facility secured against the T-15, T-16 which SDLP owned and West Telesto which is SDRL owned. This facility benefits from guarantees from both entities and has been included in the SDRL Ltd secured debt amount. There is a back to back arrangement between SDLP and SDRL to service the debt allocated to the T-15 and T-16 rigs
6. Includes unsecured derivative contracts entered into by Seadrill Limited and North Atlantic Drilling Limited guaranteed by Seadrill Limited
7. Other $2,195mm of contingent payments for delivery of 8 jackup vessels and the Sevan developer do not have recourse to Seadrill Limited
8. c. $910mm amount of cash was held in accounts (including Group cash pooling accounts) with banks that also have an interest in the Secured Facilities, other financing arrangements, and/or Derivative Contracts, and c. $460mm amount of cash was held in accounts with banks that do not have such interests

Strictly private & confidential

12

Group Liabilities to Be Addressed

Seadrill

Liabilities		Size ($mm)
Secured Debt		
Secured Bank Debt	Seadrill	4,393
	NADL	1,075
	Sevan	980
	AOD	246
	SDLP[1]	640
Ship Finance [2]		908
Total Secured Debt		**$8,242**
Unsecured Debt		
Bonds	Seadrill USD Bonds	1,321
	Seadrill and NADL NOK / SEK Bonds	576
	NADL USD Bond	413
	Total Bonds	**$2,310**
Total Secured and Unsecured Debt		**$10,552**
Contingent Seadrill Limited Liabilities		
Derivative Contracts (currency and interest rates) [6]		408
Archer – $250mm Guarantee on $750mm Facility and Other Support [3]		305
Seabras Sapura – Bank Debt Guarantees[4]		847
Newbuild Obligations to the Shipyards[5]		1,896
Total Contingent Liabilities		**$3,456**
Total Liabilities Addressed by Plan (as of Q3-16)		**$14,008**

1. Excludes the $440mm facility secured against the T-15, T-16 which SDLP owned and West Telesto which is SDRL owned. This facility benefits from guarantees from both entities and has been included in the SDRL Ltd secured debt amount. There is a back to back arrangement between SDLP and SDRL to service the debt allocated to the T-15 and T-16 rigs
2. Ship Finance debt related to the associated rigs is consolidated; a claim estimate would likely be calculated from a number of factors, including the PV of bareboat payments, PV of put rights and claim mitigation arguments
3. Includes guarantees for Hermes facility, Aberdeen warehouse and DNB facility
4. Includes: (i) financial guarantees provided in respect of 50% of secured debt against Diamante, Topazio, Onix and Jade vessels, and (ii) joint and several financial guarantee for Sapura Esmeralda FMM facility; Excludes Letters of Credit for DSRA and OMRA
5. Newbuild obligations guaranteed by Seadrill Limited as of Q3 2016
6. Includes unsecured derivative contracts entered into by Seadrill Limited and North Atlantic Drilling Limited guaranteed by Seadrill Limited

Strictly private & confidential

13

Recapitalisation Plan Overview

Seadrill

Stakeholder	Latest Proposal
Banks	▪ Maturity Extension: c.5 years extension to period from Jun-21 to Dec-23 ▪ Amortisation Extension: 5 year extension of profile (c.$360 MM savings p.a.) ▪ Undrawn RCF: Cancelled and replaced with $500mm amortisation conversion election at option of the Company ▪ MVC Covenant: Waived during the life of the Secured Credit Facilities ▪ Financial Covenants: 3-year holiday period post closing subject to Minimum Liquidity Requirement. Limited financial covenants thereafter tested at bank debt level only
New Secured Notes	▪ Minimum $1,000mm in New Secured Notes issued by IHCo ▪ Structural and contractual priority to provide downside protection ▪ 7-year maturity with bullet repayment at maturity ▪ Combination of fixed coupon plus equity upside participation at Seadrill Limited
Bonds	▪ Seadrill Limited and Guaranteed bonds exchanged at par into longer dated New Seadrill Bonds ▪ Non-guaranteed bonds (NADL $600mm Bond) converted at exchange ratio of 50% into New Seadrill Bonds ▪ Maturity: Extended to period from Dec 2025 to Dec 2028 ▪ Interest: Payable in cash at a reduced level and through issuance of additional notes ▪ Option to participate in New Secured Notes
SFL	▪ Similar treatment to Banks by deferring payments for 5 years
Contingent Claims and Financial Guarantees	▪ Includes interest and cross currency swaps and financial guarantee claims to minority owned entities (Archer and Seabras) ▪ Each claim to be independently addressed in a settlement aligned with the overall principles of the Recapitalisation Plan
Newbuilds	▪ Existing newbuild arrangements will not be specifically amended or altered as part of recapitalisation plan and will be dealt with through bilateral relationships

Strictly private & confidential

14

Financing Case – Operating Cash Flow Overview

Seadrill

Summary Financials

($ in millions)	2016	2017	2018	2019	2020
Unlevered FCF	$1,268	$594	$196	$680	$959
Cash Interest	(462)	(420)	(379)	(354)	(332)
Levered FCF	**$806**	**$174**	**($183)**	**$326**	**$626**
Bank Amortization	(910)	(521)	(521)	(521)	(521)
Finance Lease Payments	(187)	(129)	(130)	(110)	(102)
SDLP Back-to-Back	27	17	17	16	16
Maturities	-	-	-	-	-
New Secured Notes	1,000	-	-	-	-
Other [(1)]	279	86	65	40	40
Net Cash Flow	**$1,015**	**($373)**	**($752)**	**($248)**	**$59**
Starting Cash Balance	**$1,044**	**$2,059**	**$1,686**	**$933**	**$685**
Ending Cash Balance	**$2,059**	**$1,686**	**$933**	**$685**	**$744**

1. Other items includes actuals adjustments up to Q3 2016, dividends and other receivables from SDLP, compensation for Sevan Developer cancellation, working capital reserve and Seamex cash call, refinancing fees and divestments

Strictly private & confidential

15

Liquidity Profile

Seadrill

Liquidity Profile before Recapitalisation Plan [1]

$2,000
$1,000
-
($1,000)
($2,000)
($3,000)
($4,000)
($5,000)
($6,000)
($7,000)
($ in millions)
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Min. Liquidity Requirement
Liquidity

Liquidity Profile after Recapitalisation Plan

3,000
2,500
2,000
1,500
1,000
500
0
($ in millions)
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Min. Liquidity Requirement (at RigCo)
Liquidity

1. Liquidity profile before Recapitalisation Plan assumes maturities under the Secured Credit Facilities and bonds are not refinanced at maturity

Strictly private & confidential

16

Maturity And Amortisation Profile

Seadrill

- The Recapitalisation Plan addresses our refinancing risk by re-profiling our amortisation payments and maturities

Maturity Profile before Recapitalisation Plan

In $mm
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$3,128
843
711
$1,574
$2,189
384
500
$1,305
$2,423
589
284
$1,550
$923
923
$1,005
479
34
$492
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Bank Balloon
Bank Amortisation
Bond

Maturity Profile after Recapitalisation Plan

In $mm
3,000
2,500
2,000
1,500
1,000
500
0
$910
910
$521 $521 $521 $521
521 521 521 521
$768
502
$266
$1,342
390
$953
$2,269
181
2,088
$1,742
1,742
$792
792
$870
870
$966
966
$1,098
1,098
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Bank Balloon
Bank Amortisation
Bond
New Secured Notes

Strictly private & confidential

17

Leverage Profile

Seadrill

Leverage Trajectory

Net Debt / EBITDA
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Net Debt / EBITDA (x)
5.4x
11.6x
11.5x
6.7x
5.1x
2016
2017
2018
2019
2020

Leverage Profile

$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
-
Net leverage: 5.4x
Cash: $2.1bn
$10,504
$2,114
1.1x
$1,000
0.5x
$7,390
3.8x
Net leverage: 5.1x
Cash: $0.7bn
$8,802
$2,607
1.5x
$1,320
0.8x
$4,874
2.8x
2016
2020
Secured Bank Debt
New Secured Notes
Bonds

- Financial leverage returns to lower and sustainable levels as the industry and earnings recover
- The composition of net debt and the position of creditors improve significantly during this period
- By 2020 the Company is positioned to access a broader set of refinancing alternatives

Strictly private & confidential

18

Plan Bridges Seadrill To a Recovery

Seadrill

Maturity Profile After Refinancing

($ mm)
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,574
$1,305
$1,550
$492
$266
$953
$2,088
2016
2017
2018
2019
2020
2021
2022
2023
Pre-transaction
Post-transaction

Liquidity After Refinancing

($ mm)
3,000
2,500
2,000
1,500
1,000
500
0
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Min. Liquidity Requirement (at RigCo)
Liquidity

Amortisation After Refinancing

($ mm)
1,200
1,000
800
600
400
200
0
910
521
521
521
521
2016
2017
2018
2019
2020
After Refinancing
Amortisation Savings

Financial Covenants

Covenants	2017-19	2020	2021 (2)	2022+ (2)
Net Leverage	Covenant Holiday	< 4.75x	< 4.50x	< 4.00x
DSCR		> 1.20x	> 1.50x	
Financing Case (1)				
Net Leverage	11.1x	3.3x	2.4x	
Covenant Headroom	*n.a.*	*45%*	*88%*	*67%*
EBITDA Headroom	*n.a.*	*393*	*708*	*608*
DSCR	0.6x	1.7x	2.0x	
Covenant Headroom	*n.a.*	*37%*	*34%*	
EBITDA Headroom	*n.a.*	*452*	*382*	

1. Covenants tested quarterly. Table indicates worst level over each period considered
2. Extrapolated from Q4 2020

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19

Key Benefits of Consensual Recapitalisation Plan for Bondholders

Seadrill

- Today, Bonds are unsecured liabilities of Seadrill Limited ranking pari passu with a significant amount of unsecured and contingent liabilities

- The Recapitalisation Plan delivers:
  i. Significant amount of new money
  ii. Extension of the Secured Credit Facilities to bridge towards a recovery
  iii. A more sustainable capital structure for the benefit of all stakeholders

- Bondholders in particular will benefit from:
  - Amendments to Secured Credit Facilities to provide a five year runway for the business to operate and generate value
  - Preserved debt claims to realise a full recovery over time as secured leverage reduces and value is created from an industry recovery
  - Ability to participate in New Secured Notes
  - Fair treatment vis-a-vis other unsecured claims
  - Cash pooling and value generation flexibility for IHCo
  - The value associated with a consensual or pre-negotiated deal, which delivers more value and certainty for stakeholders as a whole than non-consensual alternatives

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20

Seadrill

Group Structure Before and After Recapitalisation

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21

Before Recapitalisation

Seadrill

Financial Liabilities

- Seadrill Bonds
- Senior Secured Credit Facilities (any deficiency claim)
- NOK/SEK NADL Bonds (any deficiency claim)
- Derivative contracts (issued or guaranteed by Seadrill Limited)
- Other unsecured claims

Seadrill Limited
100%
Seadrill UK Ltd
1 - 100%
Other Entities
40%
Archer Limited
100%
Seadrill Jack Up Holding Ltd
100%
New Build Entities(1)
100%
Seadrill Offshore AS
50%
Seabras Sapura Holdco GmbH
50%
Seadrill Sapura Participacoes Ltda(2)
50%
SeaMex Ltd
100%
Seadrill Management Ltd
47%
Seadrill Partners LLC
49%
Seadrill Capricorn Holdings
42%
Seadrill Operating LP
50%
Sevan
70%
NADL
66%
AOD
39-100%
Vessel & Charter Cos (2)
100%
Seadrill Global Services

- Secured Credit Facilities (each facility benefits from existing 1st lien mortgage)

- NADL bonds

1. Certain shareholdings are indirectly held by Seadrill Limited
2. Shareholding indirectly held by Seadrill UK Ltd

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After Recapitalisation

Seadrill

Financial Liabilities
Bonds
Secured Credit Facilities (any deficiency claim)
New Secured Notes (any deficiency claim)
Reinstated interest rate swaps
Other unsecured claims
Seadrill Limited
Guarantee (8)
100%
1 - 100%
40%
100%
100%
Seadrill UK Ltd (2) (3)
Other Entities
Archer Limited (1)
Seadrill Jack Up Holding Ltd (1)
New Build Entities (1) (4)
100%
50%
50%
50%
Seadrill Offshore AS (2) (3)
Seabras Sapura Holdco GmbH (1)
Seadrill Sapura Participacoes Ltda (1) (5)
SeaMex Ltd (6)
IHCo Share Pledge(1)
New Secured Notes (benefit from IHCO share pledge)
IHCo
New Secured Notes
100%
[Seadrill Management Ltd]
Cash Pool
47%
49%
42%
Seadrill Partners LLC
Seadrill Capricorn Holdings
Seadrill Operating LP
RigCo Share Pledge(2)(3)
Security - RigCo Share Pledge and Excess Sale Proceeds
Secured Credit Facilities (1st ranking)
New Secured Notes (2nd ranking)
RigCo
Guarantee (9)
Excess Sale Proceeds to escrow account at RigCo
Cash Pool
Secured Credit Facilities (each facility benefits from existing 1st lien mortgage)
50%
70%
66%
39-100%
100%
Sevan
NADL
AOD
Vessel & Charter Cos (7)
Seadrill Global Services

- Creation of two new intermediate holding companies, IHCo and RigCo
- New Secured Notes will be raised at IHCo level
  - Interests in SDLP, Seadrill Capricorn Holdings, Seadrill Operating LP [and Seadrill Management] will be moved to sit below IHCo
- RigCo will be a wholly-owned subsidiary of IHCo
  - Rig-owning entities, intra-group charterers, Seadrill Global Services, and equity interests in NADL, Sevan and AOD will sit below RigCo

RigCo Group

1. First ranking share charge to be granted in favour of the New Secured Noteholders
2. First ranking share charge to be granted in favour of the Bank Finance Parties
3. Second ranking charge to be granted in favour of the New Secured Noteholders
4. Certain shareholdings are indirectly held by Seadrill Limited
5. Shareholding indirectly held by Seadrill UK Ltd
6. Interest in SeaMex Ltd to be pledged in March 2018
7. Excluding certain entities that cannot be hived down due to change of control or tax reasons
8. 1st ranking guarantee to be granted in favour of the New Secured Noteholders
9. 2nd ranking guarantee to be granted in favour of the New Secured Noteholders

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Timeline and Next Steps

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Agreement Required In January

Seadrill

- An in-principle agreement with all key stakeholders will be required in January to have sufficient time to solicit support for the transaction, agree on documentation and implement the plan before the Long Stop Date (30 April 2017)
- Key documents that must be agreed are:
  1. Long form term sheets with CoCom and Ad Hoc Committee of Bondholders
  2. Term sheet and binding commitment letters with New Secured Notes investors
  3. Lock-up agreement, with support for alternative methods of implementation built in
- We intend to solicit support for the Recapitalisation Plan so that it may be implemented out-of-court, through Schemes of Arrangement or through Chapter 11
- If sufficient support for the Recapitalisation Plan cannot be achieved in January, we will consider alternative options in light of commercial pressure on the business, key deadlines and near-term creditor payments

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Illustrative Implementation Timeline

Seadrill

January
• Agree in Principle to Detailed Restructuring Term Sheets
• Sign New-Money Commitment Letter
Mid-February
Sign Lockup Agreement and Initiate Solicitations for:
• Out-of-Court Consents;
• Scheme Consents; and
• Chapter 11 Votes
Mid-March
Initiate:
• Out-of-Court Transaction; or
• In-Court Proceedings
April 30
Post Long Stop Date
Dec 2016
Jan 2017
Feb 2017
Mar 2017
April 2017
Negotiate business terms
Negotiate definitive docs
Flexibility in standalone ch. 11 solicitation launch

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Appendix Materials

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Appendix: Table of Contents

Seadrill

- **Appendix A: Term Sheets**
  - Summary of Terms for Secured Credit Facilities
  - Summary of Terms for New Secured Notes
  - Summary of Terms for Bonds
  - Summary Terms for Ship Finance Lease Agreements
  - Summary Terms for Non-Consolidated Entities and Financial Guarantees
- **Appendix B: Cash Pool Mechanics**
- **Appendix C: Other Information**

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Appendix A: Term Sheets

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Summary of Terms with Secured Credit Facilities

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Secured Credit Facilities

Seadrill

<table>
<tr><th></th><th>Current Contractual Terms</th><th>Summary of Proposed Terms</th></tr>
<tr><td>Tenor</td><td>• December 2016 to August 2020</td><td>• June 2021 to December 2023</td></tr>
<tr><td>Amortisation</td><td>• Under Request 1 no change to number of existing scheduled amortisation payments</td><td>• Reduced on basis of linear paydown over repayment period extended by 5 years (c.$360mm saving p.a.). Quarterly payment dates to be harmonised</td></tr>
<tr><td>Amortisation Conversion Election</td><td>• N/A</td><td>• Company may elect to convert up to $500mm of scheduled amortisation in exchange for a new secured tranche under each Secured Facility Agreement with bullet maturity and a 550bps cash margin over LIBOR</td></tr>
<tr><td>Amendment Fee</td><td>• 10bps waiver consent fee
• Approximately 20-50bps maturity extension fee paid</td><td>• 50bps calculated on the total commitments under the relevant Secured Credit Facilities on the refinancing closing date but subject to credit, in the case of any Facilities extended as part of Request 1, for 50% of the extension fees payable in respect of such Facility</td></tr>
<tr><td>Margin</td><td>• Original applicable margin will apply as increased by below margin grid
<table>
<tr><th>Leverage Ratio</th><th>Margin</th></tr>
<tr><td><4.5x</td><td>0 bps</td></tr>
<tr><td>4.5x – 5.0x</td><td>12.5 bps</td></tr>
<tr><td>5.0x – 5.5x</td><td>25 bps</td></tr>
</table>
<table>
<tr><th>Leverage Ratio</th><th>Margin</th></tr>
<tr><td>5.5x – 6.0x</td><td>75 bps</td></tr>
<tr><td>>6.0x</td><td>150 bps</td></tr>
</table>
</td><td>• 100bps increase to the originally applicable margin
• No return to margin grid</td></tr>
<tr><td>MVC Test</td><td>• Suspended until testing date post 30 June 2017</td><td>• Waived during the life of the Secured Facilities Agreements</td></tr>
<tr><td>Restricted Payments</td><td>• Essentially no dividends or other restricted payments to be made by Seadrill Limited during the negotiation for the amendments to the Secured Credit Facilities</td><td>• Essentially no dividends / other restricted payments
• Restriction lifted from 31 December 2021 if certain pre-agreed financial metrics are met[1]
• Subject to IHCo restricted payment membrane</td></tr>
<tr><td>Cross Default</td><td>• Full cross-default to various wholly-owned and non-wholly owned subsidiaries and investments (e.g. NADL, Sevan, AOD and certain other non-consolidated entities)</td><td>• Full cross-default between Secured Credit Facilities (including AOD, NADL and Sevan) subject to harmonisation of certain covenants and events of default
• No cross default in respect of debt of other non-100% owned subsidiaries of Seadrill Limited from time to time and their subsidiaries or non-consolidated investments of Seadrill Limited from time to time and their subsidiaries</td></tr>
<tr><td>Seadrill Limited Deficiency Claim</td><td>• Each facility benefits from unsubordinated guarantee or direct borrowing claim from Seadrill Limited for any deficiency claim</td><td>• Any financial guarantee claim that becomes payable against Seadrill Limited will receive notes with the same terms and profile as the New Seadrill Bonds</td></tr>
<tr><td>RCF Availability</td><td>• RCFs blocked</td><td>• Cancellation and replacement of the RCFs with the $500mm Amortisation Conversion Election construct</td></tr>
<tr><td>Consents Requirements</td><td>• 100% of outstanding loans required for amendment to payment terms, release or granting of guarantees
• 66 2/3 % of outstanding loans required to add Seadrill as co-borrower (if required</td><td>• No change to consent requirements</td></tr>
</table>

1. Note: Not yet agreed with the banks

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Secured Credit Facilities (cont.)

Seadrill

	Current Contractual Terms	Summary of Proposed Terms
Financial Covenants	• Reset of the Leverage Ratio covenant in each Group Facility Agreement so that: ➢ 6.0x up to 31 December 2016 included ➢ 6.5x from 31 March 2017 to and including 30 June 2017 ➢ 4.5x from 30 September 2017 • Equity Ratio covenant temporarily amended so that the market value adjustment to the Equity and Total Assets components of this financial covenant is deleted (subject to reinstatement on 30 June 2017)	• Minimum Liquidity Covenant to be satisfied at all times and to be tested quarterly from closing • Other Financial Covenants ➢ Years 1-3 post-closing: none ➢ Year 4 post-closing: DSCR at 1.2x and Net Leverage at 4.75x ➢ Year 5 post-closing: DSCR at 1.5x and Net Leverage at 4.5x ➢ Thereafter: DSCR at 1.5x and Net Leverage at 4.0x
Minimum Liquidity	• $250mm	• RigCo group $625mm first year post refinancing closing date and $500mm thereafter
Asset Sales	• Provisions dealing with disposals of rigs and entities holding rigs unclear both as to extent of consents needed and thresholds for these	• Greater flexibility for sale of rigs and rig-owning entities as of right including where assets being sold for not less than 90% of the bank debt allocated to them as long as shortfall is made from cash flow
Excess Sales Proceeds	• N/A	• Excess Sales Proceeds will be paid into excess sales proceeds escrow account(s) that will be established at the RigCo group level • Security will be granted over the RigCo excess sales proceeds escrow account(s) with all Bank Finance Parties having a first priority claim and the New Secured Noteholders having a second priority claim subject to the Intercreditor Agreement
Security	• "Existing security arrangements to remain in place including: ➢ A mortgage over the relevant rig; ➢ A charge over the shares of the rig owning company; ➢ Account pledges over bank accounts of the rig owning company and intragroup charterer; and ➢ Earnings and insurance assignments granted by the rig owning company except in the case of SFL Linus Ltd (Bermuda) and North Atlantic Linus Charterer Ltd (Bermuda). Intra group charterers have granted earnings assignments except for Sevan Drilling North America LLC, Sevan Drilling Limited and Sevan Drilling Rig II AS who have granted earnings and insurance assignments ➢ No cross collateralisation between the outstanding facilities.	• Existing bank security package to remain in place • Cross collateralization between outstanding facilities • First ranking charge to be granted in favour of the Bank Finance Parties over: ➢ the shares in RigCo; ➢ the shares in Seadrill UK Ltd and Seadrill Offshore AS; ➢ the intercompany loans made by RigCo to IHCo and by IHCo to RigCo; and ➢ the RigCo excess sales proceeds escrow account(s)
Change of Control (Hemen)	• Change of Control mandatory prepayment triggered if Hemen ceases to own a minimum of 20% of voting rights or share capital of Seadrill Ltd or otherwise control the appointment of board of Seadrill Ltd	• Adjustment to ownership requirement for any dilution as a result of the Recapitalisation Plan • Hemen to have the ability to reduce its ownership interest when Seadrill's capital structure has stabilised, on terms to be discussed. Conforming changes to be made in other financing documents, where applicable
Delayed Closing Adj. Mechanic	• N/A	• If closing occurs after Dec-16, amortisation payments falling in calendar year 2017 to be reduced to reflect a true up to an assumed closing of 31 December 2016

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Financial Covenants Summary

Seadrill

Financial covenants applicable from Refinancing Closing Date to 31-Dec-2021 (included)

Covenants	Level	Calculation	Definition
Minimum Liquidity	• $625mm for first year post refinancing closing date • $500mm thereafter	• Min. liquidity requirement of $625/500mm within RigCo and its Subsidiaries • To be satisfied at all times and to be tested on quarterly test dates	• All cash within RigCo and its Subsidiaries, including cash in the RigCo excess sales proceeds escrow account(s) where no event of default is continuing under the Secured Credit Facilities
Debt Service Cover Ratio	• Through 4Q 19: N.a.	• Covenant holiday	• Ratio of RigCo EBITDA over RigCo Debt Service Expense over the relevant testing period • RigCo EBITDA equal to consolidated EBITDA of RigCo and its Subsidiaries • RigCo Debt Service Expense equal to: a) Sum of Secured Credit Facility amortisation payments and interest expense over the relevant testing period, and b) Sum of net payments under existing interest rate swaps at Seadrill Limited
	• From 1Q 20 to 4Q 20: 1.20x	• At each quarterly test dates, covenant level tested using greater of: a) RigCo EBITDA calculated over last 6 months; or b) RigCo EBITDA calculated over last 12 months	
	• From 1Q 21 to 4Q 21: 1.50x	• At each quarterly test dates, covenant level tested using RigCo EBITDA calculated over last 12 months	
Minimum MVC	• Minimum market value covenant and associated mandatory prepayment event to be waived during the life of the Secured Credit Facilities • The Group will continue to provide market value of rigs annually on a reporting basis only as per the provisions of the Secured Credit Facility Agreements		
Maximum Net Leverage Ratio	• Through 4Q 19: N.a. • From 1Q 20 to 4Q 20: 4.75x • From 1Q 21 to 4Q 21: 4.5x		
Other Financial Covenants	• All other financial covenants to be deleted		

Financial covenants applicable from 1-Jan-2022 (included) onwards

Covenants	Level	Calculation	Definition
Minimum Liquidity	• $500mm	• Min. liquidity requirement of $500mm within RigCo and its Subsidiaries • To be satisfied at all times and to be tested on quarterly test dates	• All cash within RigCo and its Subsidiaries, including cash in the RigCo excess sales proceeds escrow account(s) where no event of default is continuing under the Secured Credit facilities
Minimum MVC	• Minimum market value covenant and associated mandatory prepayment event to be waived during the life of the Secured Credit Facilities • The Group will continue to provide market value of rigs annually on a reporting basis only as per the provisions of the Secured Credit Facility Agreements		
Other Financial Covenants	• Financial covenant testing language to be amended to clarify that the financial covenants are tested on the relevant testing dates at the level of RigCo and its Subsidiaries and terms to be harmonised across all Secured Facility Agreements • A package of financial covenants similar to the existing covenants, including Net Leverage and DSCR which will apply at 4.0x and 1.5x, respectively • "Supra Majority Lenders" means two thirds majority of the lenders under the Secured Facility Agreements with reference to total outstanding commitments across the Secured Facility Agreements		

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Amortisation Conversion Election Mechanism

Seadrill

Terms

Summary Description	▪ The Company can choose to reduce amortisation payments by converting them into a new secured tranche with bullet maturity coterminous with the respective facility agreement ▪ Amount extended to be allocated on a pro rata basis across Secured Credit Facilities ▪ LIBOR + 550bps interest rate on amount extended
Amount	▪ Each election amount must be $75-125mm ▪ Maximum cumulative elections of $500mm
Timing	▪ First election the earlier of (i) 12 months post-refinancing closing date, and (ii) 31 March 2018 ▪ Each election requires at least one quarter advance notice ▪ One election per quarter, maximum of 6 elections ▪ No restriction on consecutive elections ▪ Ability to re-use once if facility has been repaid in full early and ability to draw down again on the same basis ▪ 12 months cash forecast and management calls on quarterly basis as long as elected amount outstanding

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Summary of Terms with New Secured Notes

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New Secured Notes

Seadrill

	Key Terms
Issuer	• IHCo
Guarantor	• Seadrill Limited and second ranking guarantee from RigCo
Amount	• Company seeking to raise $1,250mm (subject to market demand) with a commitment to raise a minimum of $1,000mm
Redemption	• Option to purchase at par with net proceeds of sales of assets over which New Secured Notes have first ranking security on the issue date where proceeds not reinvested
Use of Proceeds	• General corporate purposes and to support compliance with the continuing Minimum Liquidity covenant within the RigCo group
Amortisation	• Bullet repayment at maturity
Tenor	• [31 December] [2024]
Hemen	• Verbal indication from Hemen to participate pro rata share on market clearing terms
Economics	• [5]% cash interest and [7]% payment in additional New Secured Notes interest • [●]% cash commitment fee • Equity or warrants in Seadrill Limited in an amount to be determined • All economics based on market clearing terms
Security and Ranking	• 2nd ranking security over the cross-collateralisation benefit and excess sales proceeds escrow account(s) at the RigCo group level and the RigCo shares • 1st ranking security over the shares in IHCo and the assets of IHCo (other than the shares in RigCo, intercompany loan claims owed by RigCo to IHCo, upstream intercompany loans made by RigCo to IHCo and any cash pooling at IHCo) • 1st ranking share pledge over certain unencumbered assets and certain subsidiaries of Seadrill Limited, including any subsidiary party to a newbuild contract • Enforcement mechanics, voting thresholds, intercompany loan position and intercreditor protections

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New Secured Notes and Banks Security Package

Seadrill

Level	Assets	New Secured Notes: 1st Ranking	New Secured Notes: 2nd Ranking	New Secured Notes: Structural Priority	Banks: 1st Ranking	Banks: 2nd Ranking	Banks: Structural Priority
SDRL Ltd level	Seadrill UK Ltd shares (100% SDRL Ltd stake)		✓		✓		
SDRL Ltd level	Seabras Sapura Holdco GmbH shares (50% indirect SDRL Ltd stake)	✓					
SDRL Ltd level	Seadrill Sapura Participacoes Ltda shares (50% indirect SDRL Ltd stake)	✓					
SDRL Ltd level	Archer Limited shares (40% SDRL Ltd stake)	✓					
SDRL Ltd level	New Build Entities (stakes directly and indirectly owned by SDRL Ltd)	✓					
SDRL Ltd level	Seadrill Jack Up Holding Ltd (100% SDRL Ltd stake)	✓					
SDRL Ltd level	Seadrill Offshore AS		✓		✓		
SDRL Ltd level	SeaMex Ltd [1] (50% stake owned by Seadrill Jack Up Holding Ltd)	✓					
IHCo level	IHCo shares (100% SDRL Ltd stake)	✓					
IHCo level	Cash at IHCo (subject to Contribution Agreement obligation to maintain Minimum Liquidity at RigCo)			✓			
IHCo level	Seadrill Partners LLC (47% IHCo stake)			✓			
IHCo level	Seadrill Capricorn Holdings (47% IHCo stake)			✓			
IHCo level	Seadrill Operating LP (42% IHCo stake)			✓			
IHCo level	Seadrill Management Ltd (100% IHCo stake)			✓			
RigCo level	RigCo shares (100% IHCo stake)		✓		✓		
RigCo level	Existing rigs				✓		✓
RigCo level	Excess sales proceeds escrow account(s) at the RigCo group level		✓		✓		
RigCo level	Other cash at RigCo						✓
RigCo level	Intercompany loan claims owed by RigCo to IHCo and upstream intercompany loans made by RigCo to IHCo		✓		✓		

1. From March 2018 onwards

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Banks and NSN Intercreditor Principles

Seadrill

	Status of Negotiations
Bank Security Package	▪ Existing security under relevant Secured Credit Facilities ▪ Security to be granted in favour of the Bank Finance Parties under the respective Secured Credit Facilities over any intercompany liability owed to RigCo by a subsidiary of RigCo whose shares are subject to existing security under the relevant Secured Credit Facilities ▪ First ranking security (with second ranking security granted in favour of the New Secured Noteholders) over: ➢ Upstream intercompany loans made by RigCo to IHCo ➢ Excess sales proceeds escrow accounts established at the RigCo group level ➢ Shares in RigCo, Seadrill UK Ltd and Seadrill Offshore AS and over intercompany loans advanced by IHCo to RigCo
New Secured Notes Security Package	▪ First ranking security over (i) shares in IHCo and over intercompany loans advanced by Seadrill Limited to IHCo, (ii) shares/equity interests in certain entities at Seadrill Limited, including any subsidiary party to a newbuild contract, (iii) intercompany loans owed by SDLP to Seadrill Limited or IHCo and (iv) certain unencumbered intercompany loan claims, related party debt claims and other receivables ▪ Second ranking security (with first ranking security granted in favour of the Banks) over: ➢ Upstream intercompany loans made by RigCo to IHCo ➢ Excess sales proceeds escrow accounts established at the RigCo group level ➢ Shares in RigCo, Seadrill UK Ltd and Seadrill Offshore AS and over intercompany loans advanced by IHCo to RigCo
Enforcement Mechanism	▪ Existing Security: for individual Secured Credit Facilities, consent of 66.7% of the lenders under that Secured Credit Facility alone, subject to notification obligation to New Secured Notes ▪ Shared Security on behalf of Banks: Supra Majority Lenders (Banks to consult with New Secured Noteholders prior to taking action) ▪ Shared Security for the benefit of New Secured Notes: Silent second ranking security so no independent enforcement right without Supra Majority Lender Consent and no standstill ▪ New Secured Notes first ranking security (not shared with Banks): simple majority of New Secured Noteholders, subject to consultation/notification obligation to Banks
Voluntary Prepayment of New Secured Notes	▪ Permitted where prepayment is funded by the proceeds of an equity issuance, or ▪ RigCo Net Leverage has been at or below 4.0x for two consecutive quarters
Option to Purchase	▪ Banks and New Secured Noteholders have option to purchase debt in full at par following event of default or where any enforcement process has commenced

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Banks and NSN Intercreditor Principles (cont.)

Seadrill

	Status of Negotiations
Fair Value Protections	• Fair value protections on distressed disposals. Proceeds on enforcement of shared security and New Secured Notes first ranking security (not shared with banks) to be received entirely in cash, subject to credit bidding by New Secured Noteholders • No fair value or other intercreditor protections to restrict enforcement of security by Lenders below RigCo. No restrictions on non-cash consideration / credit bidding by Lenders below RigCo
Amendments [(1)]	• Certain amendments to the Secured Credit Facilities to be subject to consent of New Secured Noteholders • All amendments to New Secured Notes subject to consent of Banks except permitted amendments
Refinancing of Secured Credit Facilities	• Permitted subject to certain permitted refinancing parameters, including with respect to maturity and amount of refinancing debt
US-style Restructuring and Insolvency Related Provisions	• Market standard US-style restructuring and insolvency related provisions
Exercise of Acceleration Rights	• Exercise of acceleration rights with respect to an event of default to be decided on a facility-by-facility basis by the majority lenders under the relevant Secured Facility Agreement
Other	• Subordination of certain intra group debt • Level of senior headroom • Undertaking to move down Seadrill UK Ltd and Seadrill Offshore AS to the RigCo group

1. Note that Company has requested that new group wide covenants should be capable of being amended / waived with "Supra Majority" consent but that facility specific covenants may be waived with Majority Lender consent under each specific bank facility

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Summary of Terms with Bonds

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40

Bonds

Seadrill

	Key Terms
Exchange	• All Seadrill Limited and Seadrill Limited guaranteed bonds exchanged into four equal annual tranches of new bonds issued by Seadrill Limited (the "New Seadrill Bonds") ➢ Claims to be equally distributed across the four series of New Seadrill Bonds (25% each) • For consenting NADL USD Bondholders, 50% recovery on claim against NADL in the form of New Seadrill Bonds • All New Seadrill Bonds to be denominated in USD
Tenor	• 25% of claim in 6.0% Bonds due Dec [2025] • 25% of claim in 6.5% Bonds due Dec [2026] • 25% of claim in 7.0% Bonds due Dec [2027] • 25% of claim in 7.5% Bonds due Dec [2028]
Interest	• 1.5% in cash; remainder through issuance of additional notes
Consent Fee	• 50 bps consent fee in cash
Cross Default	• Cross-default per existing Seadrill Limited bonds but no cross default in respect of debt of other non-100% owned subsidiaries or investments of Seadrill Limited from time to time or non-consolidated entities
Amendments	• Cross default, insolvency related provisions and similar provisions and covenants (e.g. debt incurrence provisions) to be amended
NOK/SEK Bonds	• Elimination of financial covenants in NOK/SEK bonds
Subscription Rights	• Each bondholder will be provided with a right to participate pro rata to its holdings in an amount to be determined in the New Secured Notes
Minimum Consent	• [90% / 98%; for discussion] of New York Law bonds and 66.7% of Norwegian Law bonds (unless alternative thresholds are agreed)
Other	• Seadrill will cancel all bonds it holds in treasury • Hemen to receive same treatment as other bondholders

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Seadrill

Summary of Terms with Ship Finance Lease Agreements

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Ship Finance Lease Agreements

Seadrill

	Outline Terms
Tenor / Purchase Obligation Date	▪ SFL Hercules Ltd. (West Hercules): Moved from 6 November 2023 to 6 June 2024 ▪ SFL Deepwater Ltd. (West Taurus): Moved from 14 November 2023 to 14 June 2024 ▪ SFL Linus Ltd. (West Linus): Unchanged at 25 May 2029
Charter Hire Amendment	▪ Deferral of 30% of each charter payment due 2017-2021 ▪ Deferred amounts repaid through increased charter payments beginning in 2022 ▪ For West Hercules and West Taurus, for new payment dates which fall after the Purchase Obligation Date, the remaining deferred amount shall be added to the Purchase Obligation price ▪ For West Linus, the deferred amounts will be paid back between 2022-2026 with no effect on the Purchase Obligation price
Financial Covenants	▪ Financial covenants to be amended in line with Secured Credit Facilities
Minimum Liquidity	▪ $625mm for the first year; $500mm thereafter
Deficiency Claims	▪ Any financial guarantee claim that becomes payable against Seadrill Limited will receive notes with the same terms and profile as the New Seadrill Bonds
Amendment Fee	▪ 50 bps, calculated on the Ship Finance obligations

- The Ship Finance Lease concessions are designed to be similar in size and structure to the Secured Credit Facilities concessions
- The 30% reduction in bareboat charter payments during 2017 - 2021 is similar to the Banks' net deferral in the same 2017 - 2021 period

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43

Summary of Terms with Non-Consolidated Entities and Financial Guarantees

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44

Non-Consolidated Guarantees and Contingent Liabilities

Seadrill

	Description of Amendments Required from Counterparties
Derivatives	▪ 60% hedge ratio for next 5 years plus blending existing MTM on existing IRS into IRS swap rates going forward ▪ Cross currency swaps to be terminated, exposures crystallised and any liabilities converted into New Seadrill USD Bonds with maturity dates after the Secured Credit Facilities
Customers and Performance Guarantees	▪ All customers and performance guarantees to remain unaffected ▪ Maintain flexibility to provide unlimited further customer and performance guarantees
Newbuilds	▪ Existing newbuild arrangements will not be specifically amended or altered as part of recapitalisation plan and will be dealt with through bilateral relationships
Financial Guarantees	▪ Counterparties requiring amendments to financial guarantees: ➢ Archer ($250mm Facility guarantee, Hermes guarantee, DNB guarantee, Warehouse Lease guarantee). Proposal sent to Archer banks to either: I. exchange claim for New Seadrill USD bond, or II. release exposure under guarantees for payment at [10%] face value ➢ Seabras (Diamante Bank debt, Onix Bank Debt, Esmerelda Joint Guarantee) ➢ SFL (bareboat payment guarantee) ➢ Joint-venture partners in some circumstances ▪ Any financial guarantee claim made against Seadrill Limited will receive notes with the same maturity and interest profile as the New Seadrill Bonds ▪ For the avoidance of doubt, same treatment to apply to any claim arising from Seadrill Limited guarantees of SFL bareboat charters ▪ Company will be restricted from providing further financial guarantees to Non-Consolidated Entities subject to limited exceptions
SDLP	▪ Removal of Seadrill Limited as Co-obligor ▪ 2.5-year extension of bank facilities' maturities and amortisation profile ▪ Amendment of the back to back and comingled facilities to sit at SDLP entities only

- Comprehensive approach to addressing unsecured liabilities
- Each claim to be independently addressed in a settlement aligned with the overall principles of the Recapitalisation Plan

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45

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46

Appendix B: Cash Pool Mechanics

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47

Cash Pooling Mechanics On Closing

Seadrill

Description

- "Consolidated Cash Balance" to be equal to cash held at Seadrill Limited or in any of its consolidated subsidiaries, including NADL, Sevan and AOD, but excluding Ship Finance
- "Available Closing Cash" to be equal to Consolidated Cash Balance at closing, less the following deductions:
  - Transaction Costs (including financing fees)
  - Gross proceeds from New Secured Notes
  - Restricted Cash (which for the avoidance of doubt excludes cash in earnings accounts)
- Available Closing Cash is distributed between IHCo and RigCo in the following way:
  - RigCo holds greater of 80% of Available Closing Cash (RigCo Closing Cash) and $750mm, in each case less adjustments for payments to banks post Dec-16
  - IHCo holds remaining Available Closing Cash (IHCo Closing Cash)
- To the extent that RigCo Closing Cash is below $750mm, this balance will be increased to $750mm using proceeds from New Secured Notes
- At closing, IHCo will therefore hold the IHCo Closing Cash and the proceeds of the New Secured Notes less any amount required to be transferred to RigCo pursuant to the previous point

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48

Cash Pooling Mechanics After Recapitalisation

Seadrill

Cash Movements Restrictions

	RigCo Net Leverage > 4.0x	RigCo Net Leverage < 4.0x
RigCo	▪ RigCo Minimum Liquidity Requirement of $500mm to be satisfied at all times	
RigCo	▪ No restrictions to cash movements within RigCo group	
RigCo	▪ Cash upstream to IHCo subject to **RigCo Restricted Payments Membrane:** ➢ **Junior Obligations Permitted Payments** permitted if no Event of Default is continuing ➢ **Structural Permitted Payments** will be permitted to be made at any time irrespective of whether any event of default is continuing ➢ Other payments only permitted if RigCo cash is above $750mm (**Non-Specified Permitted Payments**)	▪ RigCo Restricted Payments Membrane falls away when RigCo Net Leverage goes below 4.0x for two consecutive quarterly testing dates
IHCo	▪ IHCo commits to provide necessary funds to RigCo to meet RigCo Minimum Liquidity Requirement (**Contribution Agreement**)	
IHCo	▪ No restrictions to cash movements within IHCo group ▪ Cash upstream to Seadrill Limited not restricted, provided that cash held by Seadrill Limited and its subsidiaries (other than IHCo and its subsidiaries) will not be permitted to exceed $[25][(1)] mm at any time, subject to adjustment for transactions at that level	
IHCo	▪ Newbuilds and acquisitions at IHCo remain subject to **IHCo Restrictions**	▪ IHCo Restrictions fall away where RigCo Net Leverage has been at or below 4.0x for two consecutive quarterly testing dates
Seadrill Limited	▪ No dividends allowed outside of consolidated SDRL Group until 31 December 2021 if certain pre-agreed financial metrics are met	

1. Unless applicable solvency requirements require a greater amount

Cash Movements Post Closing

Subject to Group Wide Covenants
SDRL Ltd.
Unrestricted
IHCo
Specified Permitted Payments permitted at all times
IHCo commits to maintain $500mm minimum liquidity at RigCo
RigCo

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49

Appendix C: Other Information

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50

Amortisation and Maturity Profile as of Q3 2016

Seadrill

$ MM
2,000
1,500
1,000
500
0
216
216
260
260
203
203
243
243
193
193
1,624
1,418
206
991
843
147
321
156
164
664
215
302
147
320
183
137
948
820
128
256
169
87
500
87
87
87
1,813
176
1,550
87
22
431
408
22
6
479
84
6
Q1
Q2
Q3
Q4
2016
2017
2018
2019
2020
Bank Amortisation
Bank Balloon
Bond Bullet (SDRL Guaranteed)
Bond Bullet (Non-guaranteed)

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51

Bank Facilities, Bonds and SLBs

Seadrill

As at Q3-16 Facility	Borrower(s) / *Rig Owner~*	Guarantors / *Rig Owner~*	Pledged Asset(s)	Amount outstanding ($mm)	Maturity
Secured Credit Facilities					
$1.5 Bn Senior Secured Credit Facility	*Seadrill Saturn Ltd, Seadrill Jupiter Ltd, Seadrill Neptune Hungary Kft*	Seadrill Ltd, Seadrill Gulf Operations Neptune LLC, Seadrill Nigeria Operations Ltd, Seadrill Offshore Nigeria Ltd	West Saturn, West Neptune, West Jupiter	1,250	Aug-19
$2 Bn Senior Secured Term Loan and Credit Facility	North Atlantic Drilling Ltd(*)	Seadrill Ltd, *North Atlantic Alpha Ltd*, North Atlantic Norway Ltd, *North Atlantic Elara Ltd*(*), *North Atlantic Epsilon Ltd*(*), *North Atlantic Navigator Ltd*(*), *North Atlantic Phoenix Ltd*(*), North Atlantic Drilling UK Ltd(*), *North Atlantic Venture Ltd*(*)	6 acquired drilling units	1,075	Jun-17
$1.35 Bn Senior Secured Credit Facility	Seadrill Ltd	*Seadrill Pegasus (S) Pte Ltd*(*), *Seadrill Gemini Ltd*(*), *Seadrill Orion Ltd*, Sea Dragon de México S De R.L. De C.V., Seadrill Offshore AS(*)	West Pegasus, West Gemini, West Orion	1,080	Aug-19
$1.75 Bn Senior Secured Credit Facility	*Sevan Brasil Ltd, Sevan Driller Ltd, Sevan Louisiana Hungary Kft*, Sevan Drilling Pte Ltd, Sevan Drilling Rig II Pte Ltd, Sevan Drilling Rig V Pte Ltd	Seadrill Ltd, Sevan Drilling Rig II AS, Sevan Drilling Ltd(Scotland)(*), Sevan Drilling North America LLC, *Sevan Brasil Ltd, Sevan Driller Ltd, Sevan Louisiana Hungary Kft*, Sevan Drilling Pte Ltd, Sevan Drilling Rig II Pte Ltd, Sevan Drilling Rig V Pte Ltd, Sevan Marine Servicos de Perfuracao Ltda	Sevan Driller, Sevan Brasil, Sevan Lousiana	980	Oct-18
$950 MM Senior Secured Credit Facility	Seadrill Ltd	*Seadrill Carina Ltd*(*), *Seadrill Eclipse Ltd*(*), Seadrill Offshore AS(*)	West Carina, West Eclipse	639	Jan-20
$1.45 Bn Senior Secured Credit Facility	*Seadrill Tellus Ltd*(*), *Seadrill Vela Hungary Kft*	Seadrill Ltd, Seadrill Gulf Operations Vela LLC, Seadrill Capricorn Holdings LLC, Seadrill Offshore AS(*), Seadrill Partners LLC	West Tellus, West Vela	363	Feb-18
$450 MM Senior Secured Credit Facility	*Seadrill Eminence Ltd*	Seadrill Limited, Seadrill Offshore AS(*)	West Eminence	291	Dec-16
$360 MM Senior Secured Credit Facility	*Asia Offshore Rig 1 Ltd, Asia Offshore Rig 2 Ltd, Asia Offshore Rig 3 Ltd*	Seadrill Ltd, Asia Offshore Drilling Ltd, Seadrill GCC Operations Ltd(*)	AOD 1, AOD 2, AOD 3	246	Apr-18
$440 MM Senior Secured Credit Facility	Seadrill Ltd	*Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill Telesto Ltd*(*), Seadrill UK Ltd(*), Seadrill International Ltd, Seadrill Partners Operating LLC, Seadrill Partners LLC	T-15, T-16, West Telesto	207	Dec-17
$450 MM Senior Secured Facility	Seadrill Ltd	*Seadrill Freedom Ltd, Scorpion Rigs Ltd*(*), *Scorpion Vigilant Ltd, Scorpion Resolute Ltd, Seadrill Prospero Ltd*, Seadrill Abu Dhabi Operations Ltd, *Seadrill Ariel Ltd*, Seadrill Jack UP I BV, Seadrill Jack Up II BV, Seadrill Labuan Ltd, Seadrill Offshore Malaysia Sdn. Bhd.	W. Mischief, W. Resolute, W. Freedom, W. Vigilant, W. Ariel, W. Prospero	185	Aug-20
$300 MM Senior Secured Credit Facility	Seadrill Ltd	Seadrill Castor Ltd(*), Seadrill Brunei Ltd, *Seadrill Tucana Ltd*(*), Seadrill UK Ltd(*), Sea Dragon de Mexico S. de r.l. de C.V., *Seadrill Castor Pte Ltd*	West Tucana, West Castor	168	Aug-23
$400 MM Senior Secured Credit Facility	Seadrill Ltd	*Seadrill Indonesia Ltd*(*), Seadrill UK Ltd(*), Seadrill Far East Ltd, *Seadrill Cressida Ltd*(*), *Seadrill Triton Ltd*(*), Seadrill GCC Operations Ltd(*), *Seadrill Calisto Ltd*(*)	West Cressida, West Callisto, West Leda, West Triton	210	May-17
Total Seadrill Bank Debt (5)				**6,694**	
Ship Finance International Sale and Leaseback Facilities (6)					
$375 MM facility	*SFL Hercules Ltd*	Ship Finance International Ltd	West Hercules	286	May-19
$390 MM facility	*SFL Deepwater Ltd*	Ship Finance International Ltd	West Taurus	254	Oct-18
$475 MM facility	*SFL Linus Ltd*	Ship Finance International Ltd	West Linus	368	Jun-18
Total SFL Sale and Leaseback Facilities				**908**	
Unsecured Bonds					
$600 MM Senior Unsecured Notes (1)	North Atlantic Drilling			413	Jan-19
$500 MM Senior Unsecured Notes (2)	Seadrill Limited			479	Sep-20
$1 Bn Senior Unsecured Notes (3)	Seadrill Limited			843	Sep-17
NOK1.8 Bn Senior Unsecured FRNs	Seadrill Limited			215	Mar-18
NOK1.5 Bn Senior Unsecured FRNs (4)	North Atlantic Drilling	Seadrill Ltd		177	Oct-18
SEK1.5 Bn Senior Unsecured FRNs	Seadrill Limited			182	Mar-19
Total Unsecured Debt				**2,310**	Jul-20
Other credit facilities with corresponding restricted cash deposits				55	
Total Consolidated Debt				**9,967**	

1. $186.6MM owned by Seadrill; Bond not guaranteed by Seadrill Limited
2. $21MM owned by Seadrill
3. $51.8MM owned by Seadrill; As of Jun-16, outstanding amount reduced by further $105 MM in Debt-for-Equity exchange
4. NOK82.5MM owned by Seadrill; Bond guaranteed by Seadrill Limited
5. Does not include $63 MM outstanding of $90 MM Cash Pool Guarantee Facility secured against the NADL and Archer shares
6. Seadrill Ltd is a guarantor of the intragroup charterer

* Entities with Intercompany liabilities owing to Seadrill Ltd of greater than $100MM
^ Entities with Intercompany liabilities owing to NADL of greater than $100MM
~ Rig owning entities are shown in *italics*

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52

Other Seadrill Limited Contingent Liabilities

Seadrill

Name	Description	Amount ($mm)
Newbuild Obligations to the Shipyards with recourse to Seadrill Limited	• Potential liability for delivery payments of newbuilds, as reported in Q2 2016 Report	$1,896
Newbuild Obligations to the Shipyards with no recourse to Seadrill Limited		2,195
Ship Finance Limited	• Includes SFL debt from West Linus, West Hercules and West Taurus	908
Seabras Sapura	• Includes: (i) financial guarantees provided in respect of 50% of secured debt against Diamante, Topazio, Onix, Rubi and Jade vessels, and (ii) joint and several financial guarantee for Sapura Esmeralda FMM facility; Excludes Letters of Credit for DSRA and OMRA	847
SDLP[1]	• Debt cross-guaranteed by Seadrill Limited (West Polaris, West Vela, T-15 &T-16) • Seadrill Limited as co-obligor	640
Derivative Contracts	• Currency and interest rate hedging contracts at Seadrill and NADL (all benefitting from Seadrill Limited guarantee)	408
Archer	• $250mm guarantee from Seadrill Limited on $750mm Facility • €48.4mm Hermes Facility (€28.5mm outstanding) • $20mm DNB Facility	305
Total Contingent Liabilities (as of Q3-16)		**$7,199**

1. Excludes the $440mm facility secured against the T-15, T-16 which SDLP owned and West Telesto which is SDRL owned. This facility benefits from guarantees from both entities and has been included in the SDRL Ltd secured debt amount. There is a back to back arrangement between SDLP and SDRL to service the debt allocated to the T-15 and T-16 rigs

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53

EXHIBIT 99.3

Project Eagle

MOELIS & COMPANY

Bondholder Informal Group Restructuring Proposal

15 December 2016

Disclaimer

MOELIS & COMPANY

Moelis & Company UK LLP ("Moelis") prepared this presentation based on a combination of public and non-publicly available information and solely for the purpose of the work being conducted under the engagement letter dated 19 October 2016 with Akin Gump Strauss Hauer & Feld LLP ("Akin Gump"), counsel to the informal group of holders of bonds of Seadrill Limited and North Atlantic Drilling Limited (the "Informal Group") and for the purposes of providing this Restructuring Proposal for discussion and settlement purposes only. Moelis has not verified and does not intend to verify independently any of such information, all of which Moelis assumes is accurate and complete in all material respects. If this presentation contains projections, forecasts or other forward-looking statements, Moelis assumes that they were prepared based on the best available estimates of the future events underlying such statements. This presentation speaks only as of its date and Moelis assumes no duty to update it or to advise any person that its conclusions or advice has changed.

This Restructuring Proposal is provided on a subject to contract basis, does not set forth all of the terms and conditions of the transactions contemplated hereby, and shall not constitute an offer to sell or buy, nor an offer capable of acceptance, nor the solicitation of an offer to sell or buy any of the securities referred to herein or the solicitation of acceptances of a chapter 11 plan, scheme of arrangement or other process or proceeding. Any such offer or solicitation shall only be made in compliance with all applicable laws. Without limiting the generality of the foregoing, this Restructuring Proposal is subject in all respects to diligence and the negotiation, execution and delivery of mutually acceptable definitive documentation consistent herewith. The pricing and terms included herein are based on market conditions on the date hereof and are subject to change. This Restructuring Proposal is for discussion purposes only and is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Federal Rule of Evidence 408 and other rules of similar import. The information contained herein is strictly confidential and may not be disclosed to any third party or circulated or referred to publicly or in discussions with any of the Company's other creditors or other stakeholders without the Informal Group's prior written consent.

Moelis provides mergers and acquisitions, restructuring and other advisory services to clients and its affiliates manage private investment partnerships. Its personnel may make statements or provide advice that is contrary to information contained in this material. Our proprietary interests may conflict with your interests. Moelis may from time to time have positions in or effect transactions in securities described in this presentation. Moelis may have advised, may seek to advise and may in the future advise or invest in companies mentioned in this presentation.

Moelis is acting as financial advisor to Akin Gump as counsel to the Informal Group in connection with the subject matter of this presentation and no one else, and will not be responsible to anyone other than Akin Gump and the Informal Group for providing the protections afforded to clients of Moelis nor for providing advice in relation to the subject matter of this presentation.

[1]

Bondholder Informal Group Restructuring Proposal

Introduction

MOELIS & COMPANY

- The Informal Group of Seadrill Bondholders ("Informal Group") wishes to work with the Board of Seadrill Limited ("SDRL" or the "Company"), Hemen as a major stakeholder and Senior Secured Creditors (or "the Banks") to deliver a successful and consensual outcome to the restructuring process
- The Informal Group supports Seadrill's objectives to implement a comprehensive and long-term solution to address the Company's current overleveraged capital structure and liquidity issues and has prepared this Restructuring Proposal (the "Informal Group Proposal") to deliver on those objectives
- The Informal Group Proposal seeks to address the key financial issues facing Seadrill:
  - Need for incremental capital and liquidity in order to bridge to a recovery of the offshore drilling industry and maintain flexibility to seize the commercial opportunities as they arise
  - Need for deleveraging of the balance sheet and reduction of cash interest
- The Informal Group has taken note of the Company's current Recapitalisation Plan as presented by the Company on 13 October 2016 (the "Recapitalisation Plan") and broadly supports several key components of the proposed structure, as provided herein
- The Informal Group Proposal comprises a number of components that would address the Company's key objectives:
  - Additional capital and liquidity in the form of a fully underwritten $700m issue of New Secured Notes ("NSN") subordinated to the existing Secured Credit Facilities
  - A significant equitisation of the Unsecured Seadrill and NADL Bonds (together "Bonds"), thereby reducing pro forma forecast leverage as set out on page 3
  - A reduction of the Secured Credit Facilities fixed amortization profile in exchange for a cash sweep mechanism that repays Secured Credit Facilities through a proportion of excess year-end cash
- The Informal Group looks forward to working with Seadrill, Hemen and the Senior Secured Creditors to achieve a successful outcome to the restructuring process

[2]

Bondholder Informal Group Restructuring Proposal

The Informal Group's Perspective on Comprehensive Solution

MOELIS & COMPANY

PERSPECTIVE ON RECAPITALISATION PLAN

- The Informal Group has taken note of the Recapitalisation Plan and broadly agrees with the following components:
  - Proposed maturity extension of all Secured Credit Facilities and repayment ahead of the Bonds
  - Proposed consent fees and interest margin uplift
  - Proposed introduction of NSN senior to the Bonds to provide additional capital and liquidity to the business
  - Proposed Group structure upon completion of the transaction with the creation of two new intermediate holding companies, IHCo and RigCo, subject to agreement of transaction terms, including respective collateral packages at each level

BONDHOLDER CONTRIBUTION UNDER THE INFORMAL GROUP PROPOSAL

- In order to support the comprehensive solution for Seadrill, the Informal Group is prepared to contribute:
  - **New liquidity**: through underwriting NSN issue of $700m (inclusive of Hemen participation)
  - **Maturity runway**: elimination of Bond maturities of $2,295m between 2017 and 2020 across all Bonds
  - **Substantial deleveraging and cash interest reduction**:
    - Immediate deleveraging through equitisation of $1,045m in Bonds
    - Future deleveraging through potential conversion of reinstated Convertible Secured Bond ("CSB") of $1,250m prior to Secured Credit Facilities' maturities
      - Bonds re-instated as a CSB with a conversion strike price at a modest premium (25-45%) to the implied equity market price at completion of restructuring
      - The Company would have option to force conversion of the CSB in the future if certain conditions (including equity trading price) are met
    - Reduction in interest expense post restructuring of c.$65m per year and post conversion of CSB of a further c.$75m per year
  - **Noteholder consent** for the new RigCo / IHCo structure and NSN issuance, subject to agreement of detailed terms for a comprehensive solution, including collateral package
- All components of Informal Group Proposal are interconditional

DELEVERAGING IMPACT OF INFORMAL GROUP PROPOSAL

Net Debt / EBITDA (x)[1]	2017	2018	2019	2020
Company Recapitalisation Plan[2]	11.6x	11.5x	6.7x	5.1x
Informal Group Proposal				
- Pre-conversion of CSB	10.2x	9.9x	5.6x	4.1x
- Post-conversion of CSB	8.4x	8.2x	4.6x	3.3x

1. Net Debt defined as Total Interest Bearing Debt (comprising Secured Credit Facilities, SFL lease obligations, NSNs and Bonds post-exchange) less Cash and Cash Equivalents; Cash EBITDA per the Financing Case
2. As per Company Model "14-D SDRL Consol Model 02-Dec-16", based on Financing Case

[3]

Bondholder Informal Group Restructuring Proposal

The Informal Group's Perspective on Comprehensive Solution (cont'd)

MOELIS & COMPANY

BANKS' CONTRIBUTION UNDER THE INFORMAL GROUP PROPOSAL	▪ In consideration for the substantial contributions being made by Bondholders in terms of deleveraging and contribution to increased capital and liquidity, the Informal Group requires the Banks to agree to a further reduction of fixed amortisation payments and the introduction of a variable amortisation component in the form of a cash sweep mechanism, that gives the Company additional runway to a recovery in the offshore drilling market ▪ Banks would be required to support a detailed term sheet documenting the agreed terms of the Informal Group Proposal, including, without limitation, the items set out on pages 5 to 7 of this presentation

[4]

Bondholder Informal Group Restructuring Proposal

Overview of Proposal

MOELIS & COMPANY

① ISSUANCE OF NEW SECURED NOTES	▪ New capital and liquidity is injected in the form of $700m of NSN at IHCo ▪ Current Bondholders contribute the full amount of the NSN new money investment – Informal Group, Hemen and other large Bondholders would agree to underwrite the NSN pre-launch, but participation available to all Bondholders pro rata to holdings (subject to limitations below for NADL 2019 Bonds) – NSN underwriters receive an underwriting fee of 6% of their NSN underwriting commitment, payable-in-kind via strip of additional NSN issuance and common equity ▪ NSN terms: – 9.5% cash and 2.5% PIK interest – Maturity on 30 June 2024 – Security package, including inter-alia a guarantee from SDRL, security on any other available assets in the group (other than unencumbered assets at SDRL to be pledged to the CSB) and a share charge over shares in IHCo – Equity compensation for an agreed percentage of the fully diluted equity post-CSB conversion on basis to be determined – Issuance of NSN and associated equity to occur upon completion of the transaction
② EXCHANGE OF UNSECURED BONDS	▪ Exchange into new CSB and new equity: The Unsecured Bonds are exchanged for a package of $1,250m of CSB on the terms set out below and all remaining common equity post allocation of new equity to NSN ▪ CSB terms : – Floating charge at SDRL and liens on other available SDRL assets (other than IHCo equity) – Maturity on 31 March 2025 – Company would have option to force conversion of the CSB in the future if certain conditions (including equity trading price) are met – Conversion strike price at a premium (c.25-45%) to the implied equity market price at completion of the restructuring – 6% cash coupon ▪ NADL 2019 Bonds are treated *pari passu* with other Bonds based on a reduced percentage of face amount to be agreed between the Bondholders

[5]

Bondholder Informal Group Restructuring Proposal

Overview of Proposal (cont'd)

MOELIS & COMPANY

③ EXISTING EQUITY	▪ Current shareholders allocated a nominal amount of out of the money warrants post-restructuring
④ SECURED CREDIT FACILITIES	▪ As per the Recapitalisation Plan: – Secured Credit Facilities maturities extended for an average of 5 years (June 2021 to December 2023) – Margin uplift and consent fees ▪ Fixed amortisation reduced to 15% of the pre-restructuring scheduled amount for all Secured Credit Facilities ▪ All Secured Credit Facilities to benefit from a cash sweep starting 2018 ▪ Covenant and security package to be agreed with Informal Group ▪ Equivalent maturity extension amendments and reduction in payments to Ship Finance Limited facilities
⑤ CASH SWEEP FOR SECURED CREDIT FACILITIES	▪ Cash sweep of excess cash at RigCo level commencing end of 2018. Cash sweep thresholds and percentage swept to Banks: – 2018 threshold: $700m; 60% of excess cash swept to Banks – 2019 threshold: $600m; 70% of excess cash swept to Banks – 2020, 2021, 2022 and 2023 threshold: $500m; 80% of excess cash swept to Banks ▪ Annual test date for the cash sweep at 31 December 2018 and each year thereafter ▪ Excess cash defined as cash at the RigCo level minus the sum of (i) the cash sweep threshold for the relevant year and (ii) 50% of scheduled debt amortisation payments falling due within 12 months following the test date ▪ 12-month forward-looking backlog test at level to be agreed with Company to be satisfied on each test date in order for the cash sweep to be triggered

[6]

Bondholder Informal Group Restructuring Proposal

Overview of Proposal (cont'd)

MOELIS & COMPANY

6 OFF B/S LIABILITIES	▪ Informal Group to approve a comprehensive solution for derivatives, customer and performance guarantees, newbuild liabilities and financial guarantees to be agreed with relevant counterparties, including inter alia removal of Seadrill Limited as co-obligor on Seadrill Partners liabilities ▪ Overriding principle is that all other liquidated unsecured liabilities of SDRL are treated *pari passu* with the existing Bonds (including, inter-alia, crystalized MTM values of terminated interest rate and FX swaps)
7 GROUP STRUCTURE AND CREDIT SUPPORT	▪ As part of an agreement of detailed terms for a comprehensive solution: – Creation of two new intermediate holding companies, IHCo and RigCo (as per the Recapitalisation Plan) – Enhanced credit support for Secured Credit Facilities (terms to be agreed with Informal Group) – Minimum cash balances at RigCo and IHCo (amounts to be agreed with Informal Group)

[7]